November 21, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Joshua Gorsky
Laura Crotty

Re:	ZyVersa Therapeutics, Inc. Registration Statement on Form S-1 Filed November 3, 2023 File No. 333-275320

Ladies and Gentleman:

On behalf of ZyVersa Therapeutics, Inc., a Delaware corporation (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated November 16, 2023 (the “Comment Letter”), to Stephen C. Glover, Chief Executive Officer of the Company, relating to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). In connection with this response to the Comment Letter, the Company is contemporaneously filing via EDGAR an amendment to the Registration Statement (“Amendment No. 1”), responding to the Staff’s comments in the Comment Letter and updating the Registration Statement.

The following are the Company’s responses to the Comment Letter. For your convenience, the Staff’s comments contained in the Comment Letter have been restated below in their entirety in bold type, with the Company’s corresponding responses set forth immediately under such comments, including, where applicable, a cross-reference to the location of changes made in Amendment No.1 in response to the Staff’s comment. All page references in the responses set forth below refer to page numbers in Amendment No. 1 thereof. Defined terms used but not otherwise defined herein have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-1

Cover Page

1.	We note your disclosure that you have engaged A.G.P./Alliance Global Partners to act as your placement agent in a best efforts offering. Please revise your cover page to disclose the termination date of this offering or otherwise advise. See Item 501(b)(8)(iii) of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 1 has been revised to disclose the date that the offering will end, in compliance with Item 502(a) of Regulation S-K. Please see the cover page of Amendment No. 1.

Use of Proceeds, page 67

2.	We note your disclosure that a portion of the proceeds will go to the holders of the Series B Shares. Please revise your disclosure here to indicate the order of priority for the use of proceeds in this offering. Refer to Instruction 1 of Item 504 of Regulation S-K.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 1 has been revised to indicate the order of priority for the use of proceeds in the offering, in accordance with Instruction 1 of Item 504 of Regulation S-K, and that the proceeds from the offering are no longer expected to be used for payment to the Holders of the Series B Shares. Please see page 67 of Amendment No.1.

3.	Please revise your disclosure in this section and in the Prospectus Summary to explain why the holders of the Series B Shares will receive any proceeds from this offering. To the extent that the proceeds from this offering will be used to redeem the Series B Shares, please clarify whether such redemption will be made at 120% of the purchase price of the Series B Shares. Additionally, please specify whether AGP will receive proceeds from this offering as a holder of Series B Shares.

Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that Amendment No. 1 has been revised to indicate that the proceeds from the offering are no longer expected to be used for payment to the Holders of the Series B Shares. Please see pages 10 and 67 of Amendment No.1.

Please contact our counsel, Faith L. Charles or Todd Mason of Thompson Hine LLP at (212) 908-3905 or (212) 908-3946, respectively, with any questions concerning the enclosed matters.

Sincerely,

/s/ Faith L. Charles, Esq.
Faith L. Charles, Esq.

cc:	Stephen C. Glover, ZyVersa Therapeutics, Inc. Todd Mason, Esq., Thompson Hine LLP

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